Exhibit 99.1

Cian PLC Enters into a New Agreement for Acquisition of SmartDeal

Larnaca, Cyprus, May 2, 2023 – Cian PLC (NYSE: CIAN, MOEX: CIAN) (“Cian”, the “Group” or the “Company”), a leading online real estate classifieds platform in Russia, today announced that it entered into a new agreement for the acquisition of SmartDeal.

A subsidiary of the Group, iRealtor LLC, entered into a new binding preliminary agreement for acquisition of 100% in SmartDeal (Praktika Uspekha LLC), a company which provides e-registration and adjacent services for various types of property deals. Completion of the acquisition is subject to customary closing conditions and, among other things, regulatory clearance by the Government Commission of the Ministry of Finance of the Russian Federation. As the necessary government approvals under the previous preliminary agreement were not granted within the timeframe stipulated in that agreement, iRealtor LLC and Praktika Uspekha LLC agreed on and signed a new agreement.

SmartDeal was founded in 2017 and is one of the leading players in the property deals e-registration market in Russia providing services to diverse categories of customers including banks, real estate developers and agents. Cian and SmartDeal have established a partnership in the beginning of 2021 while developing the online transaction service Cian.Transaction launched in October 2021.

The acquisition of SmartDeal is expected to contribute to the development of the Cian’s end-to-end platform and boost our value proposition for both B2B and B2C clients, allowing Cian to further strengthen its online transaction products as well as enhancing our B2B products offerings for realtors, developers and banks.

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top eleven most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for March 2023). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the fourth quarter of 2022, the Company had over 1.9 million listings available through its platform and monthly audience with an average UMV of 17 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Source: Cian PLC

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2021 and long-term growth strategy, as well as statements that include the words “target,” “believe,” “expect,” “aim,” “intend, intend,” may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the negative impact on the Russian economy of the ongoing military actions between Russia and Ukraine, any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine; our ability to maintain our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and our ability to achieve and maintain leading market position in certain other regions; our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market; our heavy dependence on our brands and reputation; any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets; any downturns in the Russian real estate market and general economic conditions in Russia; any effect on our operations due to cancellation of, or any changes to, the Russian mortgage subsidy program or other government support programs; further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal; our ability to establish and maintain important relationships with our customers and certain other parties; any failure to establish and maintain proper and effective internal control over financial reporting; any failure to remediate existing deficiencies we have identified in our internal controls over financial reporting, including our information technology general controls; any new or existing government regulation in the area of data privacy, data protection or other areas and other important factors discussed under the caption “Risk Factors” in Cian’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 27, 2023 and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor contacts:

Daria Fadeeva

ir@cian.ru

Media contacts:

Olga Podoliaka

po@cian.ru

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